**JAMIESON CORPORATE FINANCE US LLC**
**FINANCIAL STATEMENT**
**AND**
**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**
**AS OF MARCH 31, 2026**

**(IN US DOLLARS)**

**JAMIESON CORPORATE FINANCE US LLC**
**CONTENTS**

# YSL & Associates LLC

Certified Public Accountants | Member of Parker Russell International

11 Broadway, Suite 700, New York, NY 10004        Tel: (212) 232-0122 Fax: (646) 218-4682

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Jamieson Corporate Finance US LLC

### Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Jamieson Corporate Finance US LLC (the "Company") as of March 31, 2026, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of March 31, 2026, in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

*YSL & Associates LLC*

We have served as Jamieson Corporate Finance US LLC's auditor since 2021.

New York, NY

June 19, 2026

# JAMIESON CORPORATE FINANCE US LLC

## STATEMENT OF FINANCIAL CONDITION

### MARCH 31, 2026

### (IN US DOLLARS)

### ASSETS

| | | |
|---|---|---:|
| Cash | $ | 4,349,583 |
| Accounts receivable | | 427,308 |
| Due from affiliate | | 13,389 |
| Prepaid expenses | | 29,739 |
| Operating lease right-of-use asset | | 834,070 |
| Furniture and equipment at cost, | | |
|     less accumulated depreciation of $39,177 | | 35,283 |
| Security deposits | | 145,788 |
| | | |
| Total assets | $ | 5,835,160 |

### LIABILITIES AND MEMBERS' EQUITY

| | | |
|---|---|---:|
| Liabilities: | | |
| Accounts payable and accrued expenses | $ | 1,301,163 |
| Due to affiliate | | 121,753 |
| Operating lease liability | | 894,888 |
| | | |
| Total liabilities | | 2,317,804 |
| | | |
| Members' equity | | 3,517,356 |
| | | |
| Total liabilities and members' equity | $ | 5,835,160 |

The accompanying notes are an integral part of this statement of financial condition.

## JAMIESON CORPORATE FINANCE US LLC
## NOTES TO FINANCIAL STATEMENT
## MARCH 31, 2026
## (IN US DOLLARS)

## 1. ORGANIZATION AND NATURE OF BUSINESS

Jamieson Corporate Finance US LLC (the "Company") was organized as a limited liability company in State of Delaware in 2013. The Company was granted membership in the Financial Industry Regulatory Authority ("FINRA") on June 22, 2015. It is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), and is a member of the Securities Investor Protection Corporation ("SIPC").

The Company provides strategic financial advisory, mergers and acquisitions, entity valuation services, and assistance in finding strategic partners for both private and public entities. The Company does not hold accounts or process transactions for customers. The Company also advises management teams through financial sponsor backed buyouts including assisting with the negotiation of their incentive plans. Investors usually consist of institutional investors, pension plans and other legal entities meeting the regulatory definition of qualified or accredited investors.

Recent Issued Accounting Pronouncements

The Company does not believe that the adoption of any recently issued, but not yet effective, accounting standards will have a material effect on its financial position and results of operations.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statement has been prepared in conformity with U.S. generally accepted accounting principles ("GAAP") and the rules and regulations of the United States Securities and Exchange Commission (the "SEC"). It is management's opinion that all material adjustments (consisting of normal recurring adjustments) have been made which are necessary for a fair financial statement presentation.

Cash and cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates the fair market value.

Accounting basis

The Company uses the accrual basis of accounting for financial statement reporting. Accordingly, revenues are recognized when services are rendered and expenses are recognized when incurred.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Income Taxes

The Company is a limited liability company, taxed as a partnership for federal and state income tax purposes, and, thus, no federal or state income tax expense has been recorded in the financial statements. Taxable income of the Company is passed through to the members and reported on their individual tax returns. The Company is subject to the New York City Unincorporated Business Tax ("UBT"). The Company became a single member LLC effective April 1, 2026.

Pursuant to accounting guidance concerning provision for uncertain income tax provisions contained in Accounting Standards Codification ("ASC") 740-10, there are no uncertain income tax positions.

Revenue Recognition

The Company recognizes revenue to depict the transfer of promised services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company typically enters into contracts with clients calling for advisory service fee, which includes advisory fees and success fees. The Company recognizes advisory fees over time as the related services are provided by the Company. The Company recognizes success fees at the date the performance obligation is satisfied which is at the completion of the transaction.

Significant Judgments

The recognition and measurement of revenue are based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Values of Financial Instruments
Financial Accounting Standards Board Accounting Standards Codification ("ASC") 825, "Financial Instruments," requires the Company to disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below for the Company's financial instruments: The carrying amount of cash, accounts receivable, prepaid expenses and accounts payable and accrued expenses, approximate fair value because of the short maturity of those instruments.

Accounts Receivable
Accounts receivable is recorded at the amount the Company expects to collect on balances outstanding at year-end. The determination of the amounts of uncollectible accounts is based on the length of time each receivable has been outstanding, and a reasonable assessment of the capacity of the debtor to pay the receivable. The allowance for uncollectible amounts reflects the amount of loss that can be reasonably estimated by management and is included as part of operating expenses in the accompanying statement of operations. As of April 1, 2025, and March 31, 2026, the Company's accounts receivable were $713,588 and $427,308 respectively.

Contract Balances
Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer and are derecognized when either it becomes a receivable or the cash is received. Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligation under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. The Company did not have any contract assets or liabilities at April 1, 2025. The Company had no contract assets and contract liabilities at March 31, 2026.

Foreign Currency Transactions
The Company's functional currency and its reporting currency is the United States dollar. Transactions denominated in any currency other than the functional currency are converted into United States dollars using the exchange rate in effect at the date of the transaction or the average rate for the period in the case of revenue and expense transactions. Monetary assets and liabilities are revalued into the reporting currency at each balance sheet date using the exchange rate in effect at the balance sheet date, with any resulting exchange gains or losses being included in the accompanying statement of income. Non-monetary assets and liabilities are recorded in the reporting currency using the historical exchange rate.

The Company does not engage in hedging activities to offset the risk of exchange rate fluctuations on financial transactions denominated in a foreign currency.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentrations of Credit Risk

The Company places its cash with high-credit-quality financial institutions. The Company's accounts at these institutions are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At times during the year, cash balances may exceed federally insured limits. To reduce its risk associated with the failure of such financial institutions, the Company evaluates at least annually the rating of the financial institution in which it holds deposits.

Fixed Assets

Acquisitions of furniture and equipment are recorded at cost. Improvements and replacements of furniture and equipment are capitalized. Maintenance and repairs that do not improve or extend the lives of furniture and equipment are charged to expense as incurred. When assets are sold or retired, their cost and related accumulated depreciation are removed from the accounts and any gain or loss is reported in the statement of income and members' equity. Depreciation is provided over the estimated useful life of each class of depreciable assets and is computed using the straight-line method over the following useful lives:

| | |
|---|---|
| Computer and office equipment | 3 years |
| Furniture and fixtures | 7 years |

The Company had no impairment charges as of March 31, 2026.

Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of providing corporate financial advisory services related to mergers and acquisitions, debt financing, equity financing, derivative strategies and leveraged buy-outs. The Company's chief operating decision maker ("CODM") is the Managing Member, who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits into the entity. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

(IN US DOLLARS)

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Allowance for Credit Losses

The Company follows ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). The Company identified no accounts receivable impacted by the guidance. An allowance for credit losses may be based on the Company's expectation of the collectability of its receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with its receivables is not significant. Accordingly, the Company has not provided an allowance for credit losses at March 31, 2026.

## 3. NET CAPITAL

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000, and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn, cash dividends paid or the Company's operations expanded, if the resulting net capital ratio would exceed 10 to 1. At March 31, 2026, the Company had net capital of $2,865,849 which was $2,766,933 in excess of the FINRA minimum net capital requirement of $98,916.

## 4. CONCENTRATION

For the year ended March 31, 2026, four clients accounted for 85% of the Company's accounts receivable.

## 5. RELATED PARTY TRANSACTIONS

The Company has an Expense Sharing Agreement (the "Agreement") in place with its parent for services that are shared and paid by the Parent. These expenses are allocated to the Company in accordance with the Agreement and the apportionment is based on reasonable allocation agreed by the parties. As of the year ended March 31, 2026, the balance due to the parent was $121,753. The Company also paid $13,389 of tax compliance expenses on behalf of the U.S. parent company. Such amounts remain outstanding as of March 31, 2026.

## 6. RETIREMENT SAVING PLAN

The Company maintains a 401(k) retirement saving plan for all eligible employees. The plan allows for salary deferral arrangements under the provisions of Section 401(k) of the Internal Revenue Code. The Company's contributions into the retirement plan were defined by the Internal Revenue Code's Safe Harbor rules. Under these rules, the Company contributes a safe harbor Matching Contribution to each member's account.

(IN US DOLLARS)

## 7. COMMITMENTS AND CONTINGENCIES

Leases

The Company determines if an arrangement is a lease at inception. The Company's leases as a lessee were determined to be operating leases and are included in the Company's statement of financial condition. In connection with FASB 842 regarding leases, the Company records a right of use ("ROU") asset, which is offset by a corresponding liability.

The Company recognizes the lease liability and a ROU asset on its balance sheet by recognizing the lease liability based on the present value of its future lease payments. The Company uses an incremental borrowing rate of 7% based on what it would approximately have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The Company recognizes lease costs on a straight-line basis over the lease term.

On March 2, 2022 the Company signed 5-year and 6-month lease for new office space which runs until October 31, 2027. On January 22, 2025 the Company signed an extended term agreement amending the original lease. The term of the lease commences on November 1, 2027 and ends December 31, 2029. The future minimum lease payments are as follows:

| Year Ending March 31, | Operating Leases |
|---|---|
| 2027 | 279,249 |
| 2028 | 275,586 |
| 2029 | 264,825 |
| 2030 | 198,619 |
| Total undiscounted lease payments | $1,018,279 |
| Less: imputed interest | (123,391) |
| Present value of Lease liabilities | $ 894,888 |

The Company's office space lease requires it to make variable payments for the Company's proportionate share of operating expenses (i.e., building's property taxes, insurance, and common area maintenance). These variable lease payments are not included in lease payments used to determine lease liability and are thus recognized as variable costs when incurred.

## 8. SUBSEQUENT EVENTS

The Company evaluated events occurring between the end of its fiscal year, March 31, 2026, through the date when the financial statement was issued and has noted no additional events that require disclosure or adjustment to this financial statement herein, except as already disclosed in the accompanying notes.